

September 13, 2022

Mark Long
Co-Chief Executive Officer and Chief Financial Officer
Prime Impact Acquisition I
123 E San Carlos Street , Suite 12
San Jose, CA 95112

**Re: Prime Impact Acquisition I**
   **Form 10-K for the year ended December 31, 2021**
   **File No. 001-39501**

Dear Mark Long:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting, page 57

1.   We note your disclosure that Management's Report on Internal Controls Over Financial Reporting has been omitted due to the transition period established by the rules of the SEC for newly public companies.  Please explain to us how you determined you were eligible for this exemption or revise your filing accordingly.

<u>Exhibit 31.1 and 31.2, page EX-31</u>

2.      We note that your certifications omit the paragraph 4(b) language referring to internal control over financial reporting. Please file amendments to your annual report for the year ended December 31, 2021, and your quarterly reports for the periods ended March 31, 2022 and June 30, 2022, that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file abbreviated amendments that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction